

Mail Stop 3561

May 17, 2017

Mr. Nik Jhangiani
Coca-Cola European Partners PLC
Bakers Road, Uxbridge
UB8 1EZ
United Kingdom

> **Re:** **Coca-Cola European Partners PLC**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed April 12, 2017**
> **File No. 1-37791**

Dear Mr. Jhangiani:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Liquidity and Capital Management, page 19</u>

1. You state adjusted EBITDA is calculated as EBITDA, before adding back certain non-recurring expense items. Please tell us how you determined that each item added back was non-recurring or revise your disclosure to remove the non-recurring characterization. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

2. It appears you are using adjusted EBITDA and the resultant net debt to adjusted EBITDA measure to manage your liquidity and capital resources. If so, please reconcile adjusted EBITDA to cash flows from operating activities and provide equally prominent disclosure of your cash flows from operating, investing and financing activities. If not, please explain your basis for believing these measures are performance measures, and not liquidity ones, and reconcile adjusted EBITDA to net income, rather than operating profit. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Questions 102.06 and 103.02 of the Compliance and Disclosure Interpretations regarding Non-GAAP Measures, as revised in May 2016.

<u>Financial Statements</u>
<u>Note 3. Segment Information, page 106</u>

3. Please provide us with your analysis of how you determined you have one operating segment. In your response, please address the following:

- Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM. If the general managers of your various regional business units discussed on pages 169 to 170 do not report to the CODM, please also describe their role and how they fit into your organizational structure.

- Explain the various forms of discrete financial information regularly reviewed by your CODM that is at a disaggregated or lower level than your consolidated results. Please explain the nature of any profitability information that is reviewed by your CODM at a level lower than your consolidated results and explain how often this information is provided to and reviewed by your CODM.

- If lower level or disaggregated information is not regularly reviewed by the CODM, tell us who is responsible for allocating resources and assessing performance below the consolidated level and explain how that works.

- Tell us the nature of the resource allocation decisions made by the CODM and what components of the business they choose between in their allocation of resources.

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step and the level at which the CODM makes changes to the budget.

- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.

- Describe the basis for determining the compensation for each individual that reports to the CODM.

Also, in the event you determine that you have more than one operating segment pursuant to the guidance in IFRS 8, but that these operating segments meet the aggregation criteria outlined in paragraph 12 of IFRS 8, please explain in further detail the basis for your conclusion that your operating segments are economically similar.

4. Please disclose the revenues derived from each of your principal products for each period presented. Refer to paragraph 32 of IFRS 8.

<u>Note 4. Earnings Per Share, page 106</u>

5. Please disclose by type of potentially dilutive security, such as stock options and restricted shares, the number of additional shares that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for the periods presented. Refer to paragraph 70(c) of IAS 33.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining